PRESS RELEASE

CZN-TSX	April 2, 2007
FOR IMMEDIATE RELEASE

Canadian Zinc Reports Financial Results for 2006

●	Excellent Exploration Results at Prairie Creek Project
●	$29 Million Cash at Year End
●	2007 Budget of $9 Million Approved for Prairie Creek

Canadian Zinc Corporation (“TSX-CZN”) reports filing its audited Financial Statements for the year ended December 31, 2006. The net loss for the year was $1,486,416 compared to a net loss of $1,967,312 in 2005. Excluding stock based compensation charges the loss for 2006 was $463,416 compared to a loss of $653,312 in 2005. The loss in each year largely comprised corporate administrative expenses.

The Company’s balance sheet at year end reflected cash, cash equivalents and short term investments of $29 million, up from $16 million at December 31, 2005. During 2006 CZN raised a total of $24.5 million before expenses, from private placements and the exercise of options and warrants.

The 2006 programs at the Prairie Creek project were the largest and most successful since the mine was built, with $7.9 million invested in exploration and development which produced excellent underground drilling results.

This press release should be read in conjunction with audited financial statements and the notes thereto for the year ended December 31, 2006. The audited financial statements and additional information relating to the Company, including Management’s Discussion and Analysis and the Company’s Annual Information Form for 2006, is available on SEDAR at www.sedar.com or on the Company’s website at www.canadianzinc.com.

Exploration and Development at Prairie Creek Project:

The underground exploration and development program started in May 2006 when a new decline was driven about 400 meters from the end of the pre-existing workings on the 870 meter level. To access the area for the decline a new 30 meter crosscut was driven which intersected a thick high grade sequence of zinc-silver-lead-copper mineralization. The overall grade of the crosscut intersection was calculated at 21.3% zinc, 17.0% lead, 1.2% copper and 413 g/tonne (12 oz/t) silver over a true thickness of 6.5 meters and demonstrated the further continuity of the high grade vein mineral resource.

Six new drill stations were established at 50 meter spacings along the decline from which it is planned to drill up to 10,000 meters of underground exploration drilling in about 50 holes. By December 31, 2006 twelve holes (1,800 meters) had been drilled. It was decided to maintain operations throughout the winter and continue drilling. By March 30, 2007 26 holes were completed totalling 5,212 meters of drilling.

The results to date from the underground drilling are considered to be excellent. A total of 17 of the first 18 holes drilled intersected significant grade mineralization and many holes had multiple intercepts. The grades within the vein mineralization are particularly strong with grades up to 56% combined lead and zinc with 10 oz/ton silver. New additional stratabound mineralization was also intersected in six of the holes, often with multiple intercepts. Of particular note was the intersection of stratabound sulphide mineralization 40 meters stratigraphically above where the majority of the stratabound mineralization has previously been found. For full details of the drilling results from the underground program please refer to Canadian Zinc’s press releases dated October 24, 2006, December 6, 2006, January 9, 2007, March 5, 2007 and March 22, 2007.

During 2006 a new bulk metallurgical sample was collected from multiple headings of the vein within the existing underground development. The samples were composited and blended to create representative samples of the metal grades that will provide feed to a future operating mill. The current program has to date shown that the heavy media separation, demonstrated in preliminary tests in 2005, is repeatable and that higher grade concentrates can be produced by processing the upgraded material. The 2006 testing was designed to follow up on the previous testing completed on a bulk sample extracted in 2004. The metallurgical testing on these representative bulk samples is designed to improve recoveries and optimize the metallurgy. Metallurgical testing is continuing with results of the current phase expected in the second quarter of 2007.

Exploration of Zone 8:

During the summer of 2006 an exploration program was carried out on Zone 8, located five kilometers south of the Prairie Creek mine site and returned some significant grades mineralized intercepts. This surface exploration program involved the drilling of eleven holes and, as previously reported, all eight holes completed intersected vein mineralization, with significant grades of zinc, lead and silver, and confirmed the continuation of the Prairie Creek vein system five kilometers south of the mine. For full details please refer to Canadian Zinc’s press release dated November 2, 2006.

Continued Progress in Permitting:

The environmental assessment of the Company’s application for a Land Use Permit for its Phase 3 Exploration Program at Prairie Creek was completed in December 2005 with the issue of a report by the Mackenzie Valley Environmental Impact Review Board recommending that the project be approved. In February 2006 the report of the Review Board was approved by the Minister of Indian Affairs and Northern Development and the permit was issued by the Water Board in May 2006. This Land Use Permit is valid for five years from May 2006 and enables the Company, for the first time, to explore and drill anywhere on the extensive Prairie Creek property.

The Land Use Permit for the Phase 2 Exploration Program, originally issued to the Company in November 2001 was renewed by the Water Board in November 2006 for a further period of two years. This permit enables the Company to drill up to 60 surface holes anywhere within a 1,000 meter radius of the Prairie Creek mine site and is valid until November 30, 2008.

Following a decision of the Federal Court of Canada in December 2005 directing the Water Board to reissue the Licence, the Type ‘B’ Water Licence, originally issued in September 2003 was reissued to Canadian Zinc in February 2006 containing the amended terms which had been agreed between the Company and the Minister. The Water Licence is valid until September 2008 and is renewable thereafter.

Plans and Programs for 2007 - Budget $9 Million Approved:

Plans for 2007 include continuing the ongoing underground drilling exploration and infill program at the Prairie Creek property. It is planned to complete up to 10,000 meters in about 50 holes in the underground drilling program, of which 1,800 meters had been completed by December 31, 2006 and approximately 5200 meters by March 30, 2006. It is expected that the underground drilling will continue through to June 2007.

It is also planned to continue the new decline by a further 250 meters to provide further drilling access to the deeper parts of the Prairie Creek orebody. The objective of this program is to better define the historical mineral resource in the Main Zone and further explore for additional resources outside the currently known resource area. The bulk of this drilling is targeted on detailing the vein style mineralization, however, some deeper drilling exploring for additional stratabound mineralization is also planned. Minefill Services Inc., of Vancouver have been retained to complete an independent resource calculation for the Prairie Creek deposit upon completion of the underground drilling program.

With regard to surface exploration, summer drilling programs are planned on Zones 6, 7 and 8 which lie between 3-5 kilometers south of the Prairie Creek mine site. A heli drill program is also planned for the Gate claims which lie about 5 kilometers west of Prairie Creek and which have never previously been drilled. In 2006 Canadian Zinc staked six new claims - Way 1 - 6, covering 4,126.25 hectares, adjacent to existing claims or leases, to expand the area of the Main Zone to the north and the Gate claims both north and south.

The Company’s permitting activities will continue during 2007. It is expected that the application for the Land Use Permit and Water Licence for the commercial operation of the Prairie Creek Mine will be filed during the year.

The Board of Directors has approved a budget of $9 million for the Prairie Creek Project for 2007.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com